UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ATLANTIC CAPITAL BANCSHARES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

048269203

(CUSIP Number)

David Wermuth, Esq.
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048269203

1.	Name of Reporting Person Trident IV, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 3,057,283

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 3,057,283

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,057,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 24,338,270 shares of Common Stock of the Issuer outstanding as of October 31, 2015 as reported by the Issuer. Please see Item 5.

CUSIP No. 048269203

1.	Name of Reporting Person Trident Capital IV, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 3,057,283

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 3,057,283

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,057,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 24,338,270 shares of Common Stock of the Issuer outstanding as of October 31, 2015 as reported by the Issuer. Please see Item 5.

CUSIP No. 048269203

1.	Name of Reporting Person Trident IV Professionals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 51,844

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 51,844

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,844

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 24,338,270 shares of Common Stock of the Issuer outstanding as of October 31, 2015 as reported by the Issuer. Please see Item 5.

CUSIP No. 048269203

1.	Name of Reporting Person Stone Point Capital LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power None

		8.	Shared Voting Power 3,109,127

		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,109,127

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%*

14.	Type of Reporting Person OO

*	The calculation of the foregoing percentage is based on 24,338,270 shares of Common Stock of the Issuer outstanding as of October 31, 2015 as reported by the Issuer. Please see Item 5.

Item 1.  Security and the Issuer

This Schedule 13D relates to the Common Stock, no par value per share (the “Common Stock”), of Atlantic Capital Bancshares, Inc., a Georgia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3280 Peachtree Road NE, Suite 1600, Atlanta, Georgia, 30305.

Item 2.  Identity and Background

The information set forth or incorporated by reference in Item 6 is hereby incorporated herein by reference thereto.

This Schedule 13D is filed jointly on behalf of Stone Point Capital LLC (“Stone Point”), Trident IV, L.P. (“Trident IV”), Trident Capital IV, L.P. (“Trident IV GP”) and Trident IV Professionals Fund, L.P. (“Trident IV Professionals” and, together with Trident IV, the “Partnerships”).  Stone Point together with the Partnerships and Trident IV GP are referred to herein as the “Reporting Persons”.

The sole general partner of Trident IV is Trident IV GP.  As the general partner, Trident IV GP holds voting and investment power with respect to the shares of Common Stock held by Trident IV.  Pursuant to a certain management agreement, Stone Point has received delegated authority from Trident IV GP relating to Trident IV, including the authority to exercise voting rights of the shares of Common Stock held by Trident IV, but does not have any power with respect to disposition of the shares of Common Stock held by Trident IV.  For any portfolio investment where Trident IV controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident IV without first receiving direction from the Investment Committee of Trident IV GP or a majority of the general partners of Trident IV GP.

The sole general partner of Trident IV Professionals is Stone Point GP Ltd. (“Trident IV Professionals GP”).  As the general partner, Trident IV Professionals GP holds voting and investment power with respect to the shares of Common Stock held by Trident IV Professionals.  The manager of Trident IV Professionals is Stone Point.  In its role as manager, Stone Point has received delegated authority from Trident IV Professionals GP to exercise voting rights of the shares of Common Stock held by Trident IV Professionals, but does not have any power with respect to disposition of the shares of Common Stock held by Trident IV Professionals.  For any portfolio investment where Trident IV Professionals controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident IV Professionals without first receiving direction from the Investment Committee of Trident IV Professionals GP or a majority of the shareholders of Trident IV Professionals GP.

The general partners of Trident IV GP are four single member limited liability companies that are owned by individuals who are members of Stone Point: Charles A Davis, James D. Carey, David J. Wermuth and Nicolas D. Zerbib.  There are five shareholders of Trident IV Professionals GP: Messrs. Davis, Carey, Stephen Friedman, Wermuth and Zerbib.

Stone Point is a Delaware limited liability company, and its principal business is serving as the manager of private equity funds, including the Partnerships.  Each of the Partnerships and Trident IV GP is a Cayman Islands limited partnership whose principal business is investing in the securities of companies operating in the financial services industry.  The registered office of each of the Reporting Persons is 20 Horseneck Lane, Greenwich, CT 06830.

Current information concerning the identity and background of each member of Stone Point, each general partner of Trident IV GP and each member of the Investment Committee of Trident IV and the shareholders of Trident IV Professionals GP is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

No Reporting Person has, and to the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On March 25, 2015, the Issuer and First Security Group, Inc. (“First Security”) entered into an Agreement and Plan of Merger (as amended on June 8, 2015, the “Merger Agreement”) providing for the combination of the two companies. Pursuant to the Merger Agreement, First Security merged with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”).  In the Merger, shares of First Security common stock were converted into and exchanged for the right to receive, subject to allocation adjustments: (i) cash in the amount of $2.35 per share, or (ii) 0.188 shares of Issuer Common Stock.

In connection with and to facilitate the Merger, the Issuer and the Partnerships entered into a securities purchase agreement on March 25, 2015 (the “Securities Purchase Agreement”).  Pursuant to the Securities Purchase Agreement and concurrent with the closing of the Merger, Trident IV purchased 1,951,042 and Trident IV Professionals purchased 33,085 shares of Issuer Common Stock at $12.60 per share.  Prior to the Merger and the closing of the transaction contemplated by the Securities Purchase Agreement, Trident IV and Trident IV Professionals held 1,106,241 and 18,759 shares of Issuer Common Stock, respectively, which were acquired in 2007 in a private transaction.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Securities Purchase Agreement (which is attached hereto as Exhibit B and is incorporated herein by reference thereto).

Item 4.  Purpose of Transaction

The information set forth or incorporated by reference in Item 6 is hereby incorporated herein by reference thereto.

Each of the Partnerships acquired the shares of Common Stock for investment purposes upon the closing of the transaction contemplated by the Securities Purchase Agreement.

In connection with the Merger, the Issuer and Atlantic Capital Bank entered into a Corporate Governance Agreement (as defined in Item 6 hereof) with the Partnerships, pursuant to which the Issuer agreed to (a) appoint a person nominated by the Partnerships to serve as director on its board and (b) cause a person nominated by the Partnerships to be recommended to its stockholders at each meeting of stockholders for election of directors at which the position to be occupied on the Board under the Corporate Governance Agreement is to be determined by stockholder election.  The Corporate Governance Agreement also provides for certain board observation rights upon the request of the Partnerships (and in lieu of the Partnerships’ board nomination right described above) and for certain information rights for the Partnerships.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Common Stock or any securities exercisable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into shares of Common Stock Shares or dispose of any or all of its Common Stock or its associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, each of the Partnerships, solely in its capacity as a shareholder of the Issuer, Trident IV Professionals GP on behalf of Trident IV Professionals as a direct general partner, and Stone Point on behalf of the Partnerships as their manager, may engage in communications with one or more other shareholders of the Issuer, one or more officers of Issuer and/or one or more members of the Board of Directors of Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations and finances.  Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Securities Purchase Agreement and the Corporate Governance Agreement, each of which is attached hereto as Exhibit B and C, respectively, and is incorporated herein by reference thereto.

Item 5.  Interest in Securities of the Issuer

(a), (b) The following disclosure assumes that there are 24,338,270 shares of Common Stock of the Issuer outstanding.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  (i) Trident IV may be deemed to beneficially own an aggregate of 3,057,283 shares of Common Stock, representing approximately 12.6% of the Common Stock outstanding; (ii) in its capacity as sole general partner of Trident IV, Trident IV GP may be deemed to beneficially own an aggregate of 3,057,283 shares of Common Stock, representing approximately 12.6% of the Common Stock outstanding; (iii) Trident IV Professionals may be deemed to beneficially own an aggregate of 51,844 shares of Common Stock, representing approximately 0.2% of the Common Stock outstanding, and has shared voting and dispositive power with respect to such shares; and (iv) in its capacity as the manager of the Partnerships, Stone Point may be deemed to beneficially own an aggregate of 3,109,127 shares of Common Stock, representing approximately 12.8% of the Common Stock outstanding.

Each of the single member limited liability companies (and the related individuals) that is a general partner of Trident IV GP, and Trident IV Professionals GP (collectively, the “GPs”) has disclaimed beneficial ownership of the Common Stock that are, or may be deemed to be, beneficially owned by the Partnerships.  The individual voting members of Stone Point and shareholders of Trident IV Professionals GP each has also disclaimed beneficial ownership of the Common Stock that are, or may be deemed to be, beneficially owned by the Partnerships.  This report shall not be construed as an admission that such persons are the beneficial owners of the Common Stock for any purpose.

The limited partnership agreement of Trident IV has the effect of conferring shared voting and dispositive power over the aggregate of 3,057,283 shares of Common Stock to Trident IV and its general partner, Trident IV GP.  The limited partnership agreement of Trident IV Professionals has the effect of conferring shared voting and dispositive power over the aggregate of 51,844 shares of Common Stock to Trident IV Professionals and its general partner, Trident IV Professionals GP.  As further described above in Item 2, pursuant to certain management agreements, Stone Point has received delegated authority by the GPs to exercise shared voting rights with respect to the aggregate of 3,109,127 shares of Common Stock on behalf of the Partnerships, but Stone Point does not have any power with respect to disposition of Common Stock held by the Partnerships.

(c) Except as otherwise described in Item 3, each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Registration Rights under the Securities Purchase Agreement

The Securities Purchase Agreement (as described in Item 3 hereof) provides the Partnerships with certain registration rights with respect to the securities purchased.  Pursuant to the Securities Purchase Agreement, the Partnerships may request that the Issuer register on Form S-1 or Form S-3 a number of securities for which the gross aggregate offering price is reasonably expected to be at least $5.0 million.  The Issuer is not required to effect more than two registrations on Form S-1 in any 12 month period. In addition, subject to certain exceptions, the Issuer is not required to effect more than three registrations on Form S-3 in any 12 month period.  If the Issuer proposes to file a registration statement in connection with a public offering under the Securities Act of 1933 (the “Securities Act”), or proposes to register any securities in a so-called “unallocated” or “universal” shelf registration statement, the Partnerships will be entitled to piggy-back registration rights pursuant to which the Issuer will be required to include in such registration such number of shares of Common Stock as they may request.  The Partnerships have also agreed that they will enter into lockup agreements in connection with certain offerings if so requested by the underwriters of such offerings. These registration rights will also be subject to cutbacks, priorities and other limitations.

The Securities Purchase Agreement also provides that the Issuer will pay all expenses relating to such registrations and indemnify the Partnerships against certain liabilities which may arise under the Securities Act, the Exchange Act and other securities law and other laws.

Corporate Governance Agreement

On March 25, 2015, concurrently with the Merger Agreement and the Securities Purchase Agreement, the Issuer and Atlantic Capital Bank entered into a Corporate Governance Agreement with the Partnerships (the “Corporate Governance Agreement”). The Corporate Governance Agreement provides for the Issuer and Atlantic Capital Bank to:

  •   appoint a person nominated by the Partnerships to serve as a director on the Atlantic Capital Board and the board of directors of the Issuer, subject to any required regulatory approvals and to the reasonable approval of the nominating committees of each of the Issuer and Atlantic Capital Bank; and

  •   at each meeting of shareholders for election of directors at which the position to be occupied under the Corporate Governance Agreement by the nominee on any board of directors is to be determined by shareholder election, (a) cause the nominee to be recommended by the applicable nominating committee for consideration by the board of directors and to be nominated by the board of directors for election as a director; (b) recommend to its shareholders the election of the nominee, and use its reasonable best efforts to cause the election of the nominee to the board of directors, including soliciting proxies for the election of the nominee to the same extent as it does, consistent with past practice, for any other board of directors nominee for election as a director; and (c) request each then-current member of such board of directors to vote as a shareholder for approval of the nominee.

The Corporate Governance Agreement also provides for certain board observation rights upon the request of the Partnerships (and in lieu of the Partnerships board nomination right described above) and for certain information rights for the Partnerships. Each of the foregoing rights will terminate, subject to certain terms and conditions, if the Partnerships (together with its affiliates) no longer beneficially own at least 25% of the shares of the Atlantic Capital common stock held by the Partnerships or any of its affiliates immediately following the consummation of the merger.

The foregoing description of the terms of the Securities Purchase Agreement and the Corporate Governance Agreement are qualified in their entirety by reference to the full text of such agreements. The Securities Purchase Agreement and Corporate Governance Agreement are filed as Exhibit B and Exhibit C, respectively, each of which is incorporated herein by reference.

Except as set forth in this statement on Schedule 13D, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description
A.	Joint Filing Agreement, dated as of November 2, 2015.
B.
Securities Purchase Agreement, dated as of March 25, 2015, by and among Atlantic Capital Bancshares, Inc., Trident IV, L.P. and Trident IV Professionals Fund, L.P., (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by the Issuer with the SEC on June 10, 2015) .

C.	Corporate Governance Agreement, dated March 25, 2015 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed by the Issuer with the SEC on June 10, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2015	TRIDENT IV, L.P.

	By:	Trident Capital IV, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner
	By:	/s/ David J. Wermuth
	Name:	David J. Wermuth
	Title:	Member

TRIDENT CAPITAL IV, L.P.

By:	DW Trident GP, LLC, a general partner
By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Member

STONE POINT CAPITAL LLC

By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Senior Principal

TRIDENT IV PROFESSIONALS FUND, L.P.

By:	Stone Point GP Ltd., its sole general partner
By:	/s/ David J. Wermuth
Name:	David J. Wermuth
Title:	Secretary

SCHEDULE I

Stone Point Capital LLC

Set forth below is the name and principal occupation of each of the members of Stone Point Capital LLC (“Stone Point”), the general partner of Trident Capital IV, L.P. (“Trident IV GP”), each member of the Investment Committee of Trident IV GP and the shareholders of Trident IV Professionals GP. Each of the following individuals is a United States citizen. The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis

Chief Executive Officer, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP

Shareholder of Trident IV Professionals GP
Private Equity Investor, Stone Point

Stephen Friedman Chairman, Stone Point Member of Investment Committee, Trident IV GP	Private Equity Investor, Stone Point

Meryl D. Hartzband Chief Investment Officer, Stone Point Member of Investment Committee, Trident IV GP	Private Equity Investor, Stone Point

James D. Carey

Senior Principal, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP

Shareholder of Trident IV Professionals GP
Private Equity Investor, Stone Point

David J. Wermuth

Senior Principal and General Counsel, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP

Shareholder of Trident IV Professionals GP
Private Equity Investor, Stone Point

Nicholas D. Zerbib

Senior Principal, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP

Shareholder of Trident IV Professionals GP
Private Equity Investor, Stone Point